EXHIBIT 97.1

HIREQUEST, INC.

CLAWBACK POLICY

I.    Overview. The Board of Directors (the “Board”) of HireQuest, Inc. (the “Company”) has adopted this Clawback Policy (the “Policy”) to provide for the recovery of erroneously awarded executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws. This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 thereunder (“Rule 10D-1”) and the applicable Nasdaq listing rules (the “Nasdaq Rules”).

II.    Administration. This Policy shall be administered by the Compensation Committee of the Board (if composed entirely of independent directors, or in the absence of such a committee, a majority of independent directors serving on the Board) (the “Committee”). Any determinations made by the Committee shall be final and binding on all affected individuals.

III.    Covered Executives. This Policy applies to the Company’s current and former executive officers as defined in Rule 10D-1 from time to time, which at the Effective Date (as defined below) include the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company, and also applies to such other senior executives who may from time to time be deemed subject to the Policy by the Committee (the “Covered Executives”).

IV.    Recovery of Erroneously Awarded Compensation; Accounting Restatement. In the event the Company is required to prepare an accounting restatement due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (a “Big R” restatement), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “little r” restatement), the Committee shall determine the amount of any excess Incentive-based Compensation (as defined below) received (a) during the three completed fiscal years immediately preceding the date on which the Company is required to prepare an accounting restatement (and if the Company changes its fiscal year, any transition period of less than nine months within or immediately following those three completed fiscal years) (b) by a person (i) on or after the effective date of the applicable Nasdaq listing rule, (ii) after beginning service as a Covered Executive, (iii) who served as a Covered Executive at any time during the performance period for the Incentive-based Compensation award, (c) while the Company has a class of securities listed on a national securities exchange or a national securities association.

The date on which the Company is required to prepare an accounting restatement is the earlier to occur of: (i) the date on which the Board, a committee of the Board, or any of the Company’s officers authorized to take such action if Board action is not required, conclude or reasonably should have concluded that the Company is required to prepare such an accounting restatement or (ii) the date a court, regulator, or legally authorized body directs the Company to prepare such an accounting restatement.

The date on which Incentive-based Compensation is deemed received is the Company’s first fiscal period during which the performance measure specified in the Incentive-based Compensation award is attained, even if the payment or grant of the income-based compensation occurs after the end of that period.

V.    Incentive-based Compensation. For purposes of this Policy, “Incentive-based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of any financial reporting measure, and includes, without limitation, any such compensation granted under the Company’s short-term incentive compensation programs, executive employment agreements, 2016 Stock Incentive Plan, 2019 Equity Incentive Plan and any other compensation arrangements, programs or plans that the Company may adopt from time to time in the future. For these purposes, a “financial reporting measure” is a measure determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and all other measures that are derived wholly or in part from such measures, including non-GAAP financial measures, stock price or total shareholder return. For the avoidance of doubt, a financial reporting measure need not be presented in the Company’s financial statements or included in a filing with the Securities and Exchange Commission (“SEC”).

VI.    Excess Incentive-based Compensation: Amount Subject to Recovery. The amount to be recovered shall be the excess of the Incentive-based Compensation paid to the Covered Executive based on the erroneous data over the Incentive-based Compensation that would have been paid to the Covered Executive had it been based on the restated results, computed without regard to any taxes paid, all as determined by the Committee.

If the Committee cannot determine the amount of excess Incentive-based Compensation received by the Covered Executive directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement.

VII.    Method of Recovery. The Company will recover the amounts of erroneously awarded Incentive-based Compensation reasonably promptly, as determined in compliance with the applicable Nasdaq Rules. The Committee will determine, in its sole discretion, the method for recovering Incentive-based Compensation hereunder which may include, without limitation:

(a) requiring reimbursement of cash Incentive-based Compensation previously paid;

(b) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;

(c) offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Executive;

(d) cancelling outstanding vested or unvested equity awards; and/or

(e) taking any other remedial and recovery action permitted by law, as determined by the Committee.

To the extent that any Covered Executive fails to repay any erroneously awarded Incentive-based Compensation to the Company when due, the Company shall take all actions reasonable and appropriate to recover such any erroneously awarded Incentive-based Compensation from the Covered Executive. The applicable Covered Executive shall be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering such erroneously awarded Incentive-based Compensation in accordance with the immediately preceding sentence.

VIII.    Prohibition of Indemnification and Waiver. The Company shall not indemnify any Covered Executive against (a) the loss of any erroneously awarded Incentive-based Compensation or (b) any claims relating to the Company’s enforcement of its rights under this Policy. Further, the Company shall not enter into any agreement that exempts any Incentive-based Compensation that is granted, paid or awarded to a Covered Executive from the application of this Policy or that waives the Company’s right to recovery hereunder, and this Policy shall supersede any such agreement (whether entered into before, on or after the Effective Date of this Policy).

IX.    Disclosure Requirements. The Company shall file all disclosures with respect to this Policy required by applicable SEC filings and rules.

X.    Interpretation. The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy and for the Company’s compliance with Nasdaq Rules, Section 10D of the Exchange Act, Rule 10D-1 thereunder and any other applicable law, regulation, rule or interpretation of the SEC or Nasdaq promulgated or issued in connection therewith.

XI.    Effective Date. This Policy shall be effective as of the date it is adopted by the Board (the “Effective Date”).

XII.    Amendment; Termination. The Committee may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary. The Committee may terminate this Policy at any time. Notwithstanding anything to the contrary in this Section XII, no amendment or termination of the Policy shall be effective if such amendment or termination would (after taking into account any action taken by the Company contemporaneously with such amendment or termination) cause the Company to violate any federal securities laws, SEC rule or Nasdaq rule.

XIII.    Other Recovery Rights. The Board intends that this Policy will be applied to the fullest extent required by applicable law and the Nasdaq Rules. Any employment agreement, equity award agreement, compensatory plan or similar agreement or arrangement entered into with a Covered Executive shall be deemed to include, as a condition to the grant of any benefit thereunder, an agreement by such Covered Executive to abide by the terms of this Policy. Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company. However, to the extent that the Covered Executive has already reimbursed the Company for any erroneously awarded Incentive-based Compensation received under any duplicative recovery obligations established by the Company or applicable law, it shall be appropriate for any such reimbursed amount to be credited to the amount of erroneously awarded Incentive-based Compensation that is subject to recovery under this Policy.

XIV.    Impracticability. The Committee shall recover any excess Incentive-based Compensation in accordance with this Policy unless such recovery would be impracticable, as determined by the Committee, in accordance with Rule 10D-1 of the Exchange Act and the applicable Nasdaq listing rule.

XV.    Successors.

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

ATTESTATION AND ACKNOWLEDGEMENT OF CLAWBACK POLICY

By my signature below, I acknowledge and agree:

1)	that I have reviewed the attached Clawback Policy of HireQuest, Inc. (this “Policy”),

2)

that, in the event of any inconsistency between this Policy and the terms of any employment agreement to which I am a party, the terms of any compensation plan, program, agreement or arrangement under which any compensation has been granted, awarded, earned or paid, or any other contractual arrangement, the terms of this Policy shall govern, and

3)

to abide by all of the terms of this Policy both during and after my employment with HireQuest, Inc., including, without limitation, by promptly repaying or returning any erroneously awarded Incentive-based Compensation to the Company as determined in accordance with this Policy.

Signature: __________________________

Printed Name: _______________________

Date: ______________________________